SHIN-MARUNOUCHI BUILDING, 29TH FLOOR 5-1, MARUNOUCHI 1-CHOME CHIYODA-KU, TOKYO 100-6529, JAPAN TELEPHONE: +81 3 3214 6522 FACSIMILE: +81 3 3214 6512 WWW.MOFO.COM

MORRISON & FOERSTER LLP

BEIJING, BERLIN, BRUSSELS, DENVER,
HONG KONG, LONDON, LOS ANGELES,
NEW YORK, NORTHERN VIRGINIA,
PALO ALTO, SACRAMENTO, SAN DIEGO,
SAN FRANCISCO, SHANGHAI, SINGAPORE,
TOKYO, WASHINGTON, D.C.

September 2, 2016

Writer’s Direct Contact +81 (33214) 6932 KHosokawa@mofo.com

VIA EDGAR

Ms. Tonya K. Aldave

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Japan International Cooperation Agency

Draft Registration Statement under Schedule B

Submitted July 26, 2016

CIK No. 377-01353

Dear Ms. Aldave:

On behalf of Japan International Cooperation Agency (“JICA”), we are responding to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 22, 2016, relating to the draft registration statement under Schedule B submitted to the Staff on a confidential basis on July 26, 2016. On behalf of JICA, we wish to thank you and the other members of the Staff for your prompt review of the July 26 filing. We have enclosed herewith for confidential review by the Staff clean and marked copies of a revised registration statement in PDF format.

The responses of JICA to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have reproduced the Staff’s comments in bold face type and provided JICA’s responses in regular type immediately following each comment. The page number references relate to the marked version of the revised draft registration statement.

In addition to the revisions in response to the Staff’s comments, JICA has updated certain portions of the draft registration statement. In particular, JICA has included in the draft registration statement the audited financial statements of the General Account and the Finance and Investment Account as of and for the fiscal year ended March 31, 2016.

General

1.	Please review to discuss whether various significant events have had or are likely to have a material effect on the economic and political situation in Japan or on the Japan International Cooperation Agency. For example, we note Japan Emperor’s recent statement that he may be ready to abdicate, East China Sea islands dispute with China, China’s economic slowdown, and recent North Korea ballistic missile launch.

Response: JICA respectfully advises the Staff that events that have had or are likely to have a material effect on the economic and political situation in Japan or on JICA, including uncertainty about the economic

SHIN-MARUNOUCHI BUILDING, 29TH FLOOR 5-1, MARUNOUCHI 1-CHOME CHIYODA-KU, TOKYO 100-6529, JAPAN TELEPHONE: +81 3 3214 6522 FACSIMILE: +81 3 3214 6512 WWW.MOFO.COM

MORRISON & FOERSTER LLP

BEIJING, BERLIN, BRUSSELS, DENVER,
HONG KONG, LONDON, LOS ANGELES,
NEW YORK, NORTHERN VIRGINIA,
PALO ALTO, SACRAMENTO, SAN DIEGO,
SAN FRANCISCO, SHANGHAI, SINGAPORE,
TOKYO, WASHINGTON, D.C.

Ms. Tonya K. Aldave

September 2, 2016

Page Two

prospects of China, are generally discussed on pages 4, 24 and 25. JICA duly acknowledges the specific events noted by the Staff pertaining to recent developments in Japan’s domestic and foreign affairs. JICA respectfully advises the Staff of its belief that such events are unlikely to have a material impact on the financial condition or creditworthiness of either JICA or Japan, and as such, JICA does not believe that providing specific disclosures would materially enhance investor understanding.

2.	To the extent possible, please update all statistics in the registration statement to provide the most recent data. For example, we note that the tables in the Industry section beginning on page 27, Internal Debt section beginning on page 48, and Subscriptions to International Financial Organizations section on page 53 appear outdated.

Response: In response to the Staff’s comment, JICA has generally revised the disclosure from pages 20 to 58 to provide the most recent data available.

3.	We note a Wall Street Journal news report (dated August 15, 2016) with information about Japan’s economic indicators for the April-June 2016 period. Please revise your registration statement to include these recent economic results.

Response: In response to the Staff’s comment, JICA has revised the disclosure on page 28.

4.	We note that you have not filed several exhibits and plan to add these and some sections of the registration statement by amendment. Please note that we may have further comments upon review of this additional information.

Response: JICA acknowledges the Staff’s comments and intends to include the remaining exhibits in its next confidential submission of the draft registration statement.

Japan

General, page 20

5.	Please include a map that illustrates Japan’s location with respect to neighboring countries or label the neighboring countries on the map you provided on page 22.

Response: JICA advises the Staff that the map of Japan on page 23 is an official map of Japan prepared by the Geospatial Information Authority of Japan (the “GSI”), which is part of the Ministry of Land, Infrastructure, Transport and Tourism and the sole national organization that conducts basic surveying and mapping of land of Japan. The map on page 23 is the map of Japan made available on the GSI’s website (http://www.gsi.go.jp/common/000102099.pdf), and the same map has been used in the Annual Report on Form 18-K of Japan as well as prospectuses of Japan Bank for International Cooperation, another Japanese Schedule B issuer. Thus, JICA respectfully advises the Staff that it wishes to use the same map to maintain consistency with such other SEC filings and that JICA does not wish to alter the official map of Japan prepared by the GSI.

SHIN-MARUNOUCHI BUILDING, 29TH FLOOR 5-1, MARUNOUCHI 1-CHOME CHIYODA-KU, TOKYO 100-6529, JAPAN TELEPHONE: +81 3 3214 6522 FACSIMILE: +81 3 3214 6512 WWW.MOFO.COM

MORRISON & FOERSTER LLP

BEIJING, BERLIN, BRUSSELS, DENVER,
HONG KONG, LONDON, LOS ANGELES,
NEW YORK, NORTHERN VIRGINIA,
PALO ALTO, SACRAMENTO, SAN DIEGO,
SAN FRANCISCO, SHANGHAI, SINGAPORE,
TOKYO, WASHINGTON, D.C.

Ms. Tonya K. Aldave

September 2, 2016

Page Three

6.	We note that Japan recently filed a Form 18-K with more recent statistical information. Please revise this section to include this more recent information. In addition, please advise us why some statistical data in the tables is different in the Schedule B as compared to the data in the Form 18-K.

Response: In response to the Staff’s comment, JICA has generally revised the disclosure from pages 20 to 58 to reflect the latest Form 18-K filed by Japan on August 12, 2016.

With respect to the Staff’s comment regarding discrepancies in statistical data between JICA’s draft registration statement and the latest Form 18-K of Japan, JICA respectfully advises that its first confidential submission of the draft registration statement on July 26, 2016 was made prior to the filing, and without the benefit, of Japan’s latest Form 18-K. As a result, certain of the statistical data originally presented in the “Japan” section of the July 26 submission have been superseded by data disclosed in the latest Form 18-K of Japan. JICA respectfully advises the Staff of its belief that, except to the extent described in the following paragraph, any discrepancies have been corrected in the course of updating the draft registration statement to match the disclosure in the latest Form 18-K.

Notwithstanding the previous paragraph, JICA respectfully advises the Staff that certain differences between the statistical data in the revised draft registration statement and the data in Japan’s latest Form 18-K arise due to the fact that the revised registration statement incorporates some publicly available government data that is more recent than the corresponding data disclosed in the Form 18-K and includes certain other appropriate updates.

7.	Please expand this section to describe the material aspects of Japan’s international relations with other countries.

Response: JICA respectfully advises the Staff that it is unable to disclose the material aspects of Japan’s international relations vis-à-vis other countries due to political sensitivities, and also respectfully believes that such disclosure would not materially enhance investor understanding. JICA supplementally advises the Staff that Japan’s official position on international relations is, in order to protect and promote Japan’s national interests, Japan intends to continuously work on the “three pillars” of Japan’s foreign policy (i.e., strengthening the Japan-U.S. alliance, enhancing relations with neighboring countries and strengthening economic diplomacy as a means to drive the growth of the Japanese economy).

The Economy, page 23

8.	Please include a table that summarizes the key economic data, including nominal and real GDP, consumer price index, industrial product price index, unemployment, balance of payments, public finance and public debt figures.

Response: In response to the Staff’s comment, JICA has revised the disclosure on page 26.

9.	Please disclose and describe Japan’s major industries and any material changes in such industries in the recent years.

Response: JICA respectfully advises the Staff that information pertaining to Japan’s major industries has not been made available by any official Japanese government source or authority, in any of Japan’s annual

SHIN-MARUNOUCHI BUILDING, 29TH FLOOR 5-1, MARUNOUCHI 1-CHOME CHIYODA-KU, TOKYO 100-6529, JAPAN TELEPHONE: +81 3 3214 6522 FACSIMILE: +81 3 3214 6512 WWW.MOFO.COM

MORRISON & FOERSTER LLP

BEIJING, BERLIN, BRUSSELS, DENVER,
HONG KONG, LONDON, LOS ANGELES,
NEW YORK, NORTHERN VIRGINIA,
PALO ALTO, SACRAMENTO, SAN DIEGO,
SAN FRANCISCO, SHANGHAI, SINGAPORE,
TOKYO, WASHINGTON, D.C.

Ms. Tonya K. Aldave

September 2, 2016

Page Four

reports filed with the Commission on Form 18-K, or in any third-party publication officially sanctioned or otherwise endorsed by the government of Japan, except to the extent already disclosed in the section captioned “Industry” on page 29. As such, no additional information is available for disclosure in the registration statement in response to this comment.

10.	Please disclose foreign direct investment in Japan and Japan’s investments abroad. Disclose total foreign direct investment, as well as investment by economic sector and by country.

Response: In response to the Staff’s comment, JICA has revised the disclosure on pages 40 and 41.

11.	Throughout the discussion of economic statistics, please expand the disclosure regarding material changes to address the underlying causes of these changes.

Response: JICA respectfully advises the Staff that information pertaining to the underlying causes of material changes in Japan’s economy has not been made available by any official Japanese government source or authority, in any of Japan’s annual reports filed with the Commission on Form 18-K, or in any third-party publication officially sanctioned or otherwise endorsed by the government of Japan, except to the extent already disclosed in the narrative discussion on pages 24, 25, 30, 31 and 33. As such, no additional information is available for disclosure in the registration statement in response to this comment.

12.	We note your discussion on Japan’s aging workforce and population decrease on page 24. Here or in another appropriate section, please discuss any material impact of this trend on Japan’s social and medical programs.

Response: JICA respectfully advises the Staff that the material impact of Japan’s aging workforce and population decrease on Japan’s social and medical programs is generally discussed on page 33. In addition, in response to the Staff’s comment, JICA has revised the disclosure on page 35.

Labor, page 29

13.	Please present employment data by economic sector. In addition, include information on the employment rate with respect to age, gender and any seasonal employment.

Response: In response to the Staff’s comment, JICA has revised the disclosure on pages 31 to 33. JICA respectfully advises the Staff that information on the employment rate with respect to seasonal employment has not been made publicly available by any official Japanese government source or authority, in any of Japan’s annual reports filed with the Commission on Form 18-K, or in any third-party publication officially sanctioned or otherwise endorsed by the government of Japan. As such, with respect to seasonal employment data, no additional information is available for disclosure in the registration statement in response to this comment.

SHIN-MARUNOUCHI BUILDING, 29TH FLOOR 5-1, MARUNOUCHI 1-CHOME CHIYODA-KU, TOKYO 100-6529, JAPAN TELEPHONE: +81 3 3214 6522 FACSIMILE: +81 3 3214 6512 WWW.MOFO.COM

MORRISON & FOERSTER LLP

BEIJING, BERLIN, BRUSSELS, DENVER,
HONG KONG, LONDON, LOS ANGELES,
NEW YORK, NORTHERN VIRGINIA,
PALO ALTO, SACRAMENTO, SAN DIEGO,
SAN FRANCISCO, SHANGHAI, SINGAPORE,
TOKYO, WASHINGTON, D.C.

Ms. Tonya K. Aldave

September 2, 2016

Page Five

Foreign Trade and Balance of Payments

Composition of Japan’s Export and Imports, page 34

14.	Please discuss the primary reasons for material changes in exports and imports by industry and by region.

Response: JICA respectfully advises the Staff that the primary reasons for material changes in exports and imports are generally discussed on page 36. In addition, in response to the Staff’s comment, JICA has revised the disclosure on page 36.

15.	Please discuss Japan’s material international trade agreements.

Response: In response to the Staff’s comment, JICA has revised the disclosure on pages 22.

*    *    *    *    *

SHIN-MARUNOUCHI BUILDING, 29TH FLOOR 5-1, MARUNOUCHI 1-CHOME CHIYODA-KU, TOKYO 100-6529, JAPAN TELEPHONE: +81 3 3214 6522 FACSIMILE: +81 3 3214 6512 WWW.MOFO.COM

MORRISON & FOERSTER LLP

BEIJING, BERLIN, BRUSSELS, DENVER,
HONG KONG, LONDON, LOS ANGELES,
NEW YORK, NORTHERN VIRGINIA,
PALO ALTO, SACRAMENTO, SAN DIEGO,
SAN FRANCISCO, SHANGHAI, SINGAPORE,
TOKYO, WASHINGTON, D.C.

Ms. Tonya K. Aldave

September 2, 2016

Page Six

If you have any questions regarding this submission or matters set forth in this letter, please contact Kenji Hosokawa in the Tokyo office of Morrison & Foerster LLP at 81-3-3214-6932 or KHosokawa@mofo.com. Thank you very much for your kind consideration of this matter.

Sincerely yours,

/s/ Kenji Hosokawa
Kenji Hosokawa

cc:	Mr. Masanori Yoshikawa
Ms. Ruri Hidano
Mr. Satoshi Hamano
(Japan International Cooperation Agency)

David M. Lynn
Takuyo Furukawa
(Morrison & Foerster LLP)

Kenji Taneda
Ken Kiyota
(Skadden, Arps, Slate, Meagher & Flom LLP)

Enclosures